UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Satellogic Inc.
(Name of Issuer)

Class A ordinary shares, nominal value U.S. $0.0001 per share
(Title of Class of Securities)

G7823S101
(CUSIP Number)

William Barratt Liberty 77 Capital L.P. 2001 Pennsylvania Ave NW Washington, DC 20006 (202) 984-7070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7823S101	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON Liberty 77 Capital L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G7823S101	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON Liberty Strategic Capital (SATL) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G7823S101	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON Liberty 77 Capital Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G7823S101	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON Liberty Capital L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G7823S101	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON STM Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G7823S101	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON Steven T. Mnuchin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G7823S101	SCHEDULE 13D	Page 8 of 15

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, nominal value U.S. $0.0001 per share (the “Class A Shares”), of Satellogic Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Issuer”), with its principal executive offices located at Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay.

Item 2.	Identity and Background.

This Schedule 13D is being filed by each of:

(i)	Liberty 77 Capital L.P. (the “Liberty Manager”), a Delaware limited partnership and investment manager of Liberty;
(ii)	Liberty Strategic Capital (SATL) Holdings, LLC (“Liberty”), a Cayman Islands limited liability company;
(iii)	Liberty 77 Capital Partners L.P. (“Liberty Manager GP”) a Delaware limited partnership and a general partner of the Liberty Manager;
(iv)	Liberty Capital L.L.C., a Delaware limited partnership and a general partner of the Liberty Manager GP;
(v)	STM Partners LLC (“STM Partners”), a Delaware limited liability company and indirect managing member of Liberty;
(vi)	Steven T. Mnuchin (“Secretary Mnuchin”), an individual and citizen of the United States and chief executive officer and controlling member of STM Partners,

each person or entity listed in clauses (i) – (vi), a “Reporting Person” and, collectively, the “Reporting Persons.”

The address of the principal place of business and principal office of the Reporting Persons is c/o Liberty 77 Capital L.P., 2001 Pennsylvania Avenue, NW, Washington, D.C. 20006.

The Reporting Persons are making this single, joint filing, pursuant to a joint filing agreement in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is filed as Exhibit 1 hereto.

None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 4, which is incorporated by reference herein.

CUSIP No. G7823S101	SCHEDULE 13D	Page 9 of 15

Item 4.	Purpose of Transaction.

On July 5, 2021, the Issuer, CF Acquisition Corp. V (“CF V”) (which became a wholly-owned subsidiary of the Issuer on January 25, 2022), Nettar Group Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (“Target”), Ganymede Merger Sub 1 Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of the Issuer (“Target Merger Sub”), and certain other parties thereto, entered into an Agreement and Plan of Merger (as amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement” and, the transactions contemplated by the Merger Agreement, the “Business Combination”) pursuant to which, among other things, the Target Merger Sub would merge with and into Target, the separate existence of Target Merger Sub would cease and Target would be the surviving corporation and a direct wholly owned subsidiary of the Issuer.

On January 25, 2022 (the “Business Combination Closing”), the Issuer consummated the transactions contemplated by the Merger Agreement, following which all stockholders of CF V and shareholders of Target, other than the Issuer’s chief executive officer, Emiliano Kargieman (“Mr. Kargieman”), received Class A Shares.

Liberty Subscription Agreement

On January 18, 2022, the Issuer and CF V entered into a Subscription Agreement (the “Liberty Subscription Agreement”) with Liberty, pursuant to which Liberty agreed to purchase, and the Issuer agreed to issue and sell to Liberty, following satisfaction or waiver of the conditions in the Liberty Subscription Agreement, certain securities of the Issuer, including (i) 20,000,000 Class A Shares (the “Liberty Shares”) at $7.50 per Class A Share, (ii) 5,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Class A Share at an exercise price of $10.00 per share (the “$10.00 Liberty Warrants”), and (iii) 15,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Class A Share at an exercise price of $15.00 per share (the “$15.00 Liberty Warrants” and together with the $10.00 Liberty Warrants, the “Liberty Share Warrants”), in a private placement for an aggregate purchase price of $150.0 million (the “Liberty Investment”). The Liberty Share Warrants are exercisable as and from the Liberty Closing Date (as defined below), will expire on the fifth anniversary of the Liberty Closing Date (February 10, 2027), and are subject to the terms and conditions set out in the Warrant Agreement attached as Exhibit 4 hereto.

The Liberty Investment, which was subject to customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act relating to such investment, closed on February 10, 2022 (the “Liberty Closing Date”).

In connection with the Liberty Investment:

•	the Issuer has agreed to provide Liberty with the same registration rights with respect to the Liberty Securities (as defined below) as the Issuer provided to the PIPE Investors (as defined in the Liberty Subscription Agreement) in the PIPE Subscription Agreements (as defined in the Liberty Subscription Agreement), including “demand” registration rights that require the Issuer to register under the Securities Act of 1933, as amended (the “Securities Act”) the Class A Shares and Liberty Share Warrants held or acquired by Liberty. The “Liberty Securities” means the Liberty Shares, the Liberty Share Warrants, and the Class A Shares issuable upon exercise of the Liberty Share Warrants and the Liberty Advisory Fee Warrants;
•	the Issuer has agreed to indemnify Liberty (to the extent it is a seller under a registration statement), its officers, employees, affiliates, directors, partners, members, managers, investment advisors, attorneys and agents, together with any person deemed to be an underwriter (within the meaning of the Securities Act) with respect to any of Liberty’s registrable securities, and each person, if any, who controls Liberty or any such underwriter (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which such holder sells securities, unless such liability arose from the holder’s misstatement or omission; and Liberty has agreed to indemnify the Issuer (and certain other persons) against all losses caused by Liberty’s misstatements or omissions based on information regarding Liberty furnished by it to the Issuer; and
•	Liberty has agreed to subject the Liberty Securities (or any shares issuable in respect thereof), which for the avoidance of doubt, does not include the Liberty Advisory Fee Warrants (as defined below) to transfer restrictions until January 25, 2023.

CUSIP No. G7823S101	SCHEDULE 13D	Page 10 of 15

Liberty Letter Agreement

Contemporaneously with the execution of the Liberty Subscription Agreement, the Issuer, CFAC Holdings V, LLC, and Liberty, entered into a letter agreement, which was amended and restated on the Liberty Closing Date (as amended and restated, the “Liberty Letter Agreement”), which was agreed to with respect to certain provisions by Mr. Kargieman and CFAC Holdings V, LLC, a Delaware limited liability company (the “Sponsor”). The parties to the Liberty Letter Agreement have agreed that for so long as a Cessation Event (as defined in the Liberty Letter Agreement, i.e., if Liberty (or affiliates managed by the Liberty Manager or its affiliates) cease to hold, in the aggregate, at least 6,666,666 Class A Shares) has not occurred, among other things:

•	Liberty has the right to nominate two directors (including any successors) for election to the Issuer’s Board of Directors (the “Board”) by the Issuer’s shareholders (the “Liberty Directors”), which director nominees must be reasonably acceptable to the Issuer. In this regard, the parties have further agreed that:

o	The Sponsor and Mr. Kargieman will vote their Class A Shares and Class B ordinary shares of the Issuer, with a nominal value U.S. $0.0001 per share (“Class B Shares”) (and those held by any persons over which they have voting control), in favor of the election of the Liberty Director nominees;

o	The Reporting Person, Secretary Mnuchin, will be nominated for election as non-executive Chairman to the Board, to serve as one of the Liberty Directors. For so long as Secretary Mnuchin is a Liberty Director, he shall be the non-executive Chairman of the Board, and the Sponsor and Mr. Kargieman shall not be required to vote for any person designated by Liberty to replace Secretary Mnuchin unless such party consents in writing to such replacement, such consent not to be unreasonably withheld;

o	Mr. Kargieman will cause any transferee of any Class B Shares held by him to agree, as a condition to such transfer, to all of his obligations under the Liberty Letter Agreement (other than in the case of a transfer to a transferee that would result in automatic conversion of such Class B Shares into Class A Shares in accordance with the Issuer’s governing documents);

o	Liberty’s right to nominate the Liberty Directors will cease immediately following the occurrence of a Cessation Event, and the terms of any then-serving Liberty Directors will expire at the next election of directors (but in no event more than one year after the Cessation Event); and

o	The Issuer will (a) take all necessary action to cause the Liberty Directors to be elected to the Board; (b) maintain in effect at all times directors and officers indemnity insurance coverage reasonably satisfactory to Liberty; (c) provide for indemnification, exculpation and advancement of expenses to the fullest extent permitted under applicable law in its governing documents; (d) not increase or decrease the maximum number of directors permitted to serve on the Board without the prior written consent of Liberty; and (e) not take any action, including making or recommending any amendment to its governing documents that could reasonably be expected to adversely affect Liberty’s rights under the Liberty Letter Agreement;

•	Liberty has the right to nominate one Liberty Director to serve on each committee of the Board, subject to certain conditions;

•	in addition to the Liberty Directors, the Board will initially include Ted Wang, Brad Halverson, and another person designated by Mr. Kargieman who is reasonably acceptable to Liberty and in compliance with NASDAQ listing requirements;

•	for so long as Mr. Kargieman and his affiliates beneficially own at least one-third of the number of shares of the Issuer owned by him on the date of the Business Combination Closing (subject to customary adjustments for corporate events), Mr. Kargieman will have the right to designate two directors for election to the Board by the Issuer’s shareholders, one of whom will be Mr. Kargieman and the other shall be reasonably acceptable to Liberty and the Sponsor, who will initially be Marcos Galperin, and the Sponsor and Liberty will vote any shares held by them in favor of the election of such persons; and

CUSIP No. G7823S101	SCHEDULE 13D	Page 11 of 15

•	for so long as the Sponsor and its affiliates beneficially own at least one-third of the number of shares of the Issuer owned by them on the date of the Business Combination Closing (subject to customary adjustments for corporate events), Mr. Lutnick will be nominated for election by the Board to the Issuer’s shareholders and Mr. Kargieman and Liberty will vote any shares held by them in favor of the election of Mr. Lutnick.

In addition, so long as Class B Shares are outstanding, the Issuer will be required to obtain the written consent of Liberty if it were to issue in a transaction, or series of transactions, a number of shares that equals or exceeds 20% of its then-outstanding ordinary shares on a fully diluted basis (assuming exercise of all options and warrants of the Issuer); provided that no such consent shall be required if such issuance of shares is made in connection with:

•	any acquisition by the Issuer of any equity interests, assets, properties, or business of any person;
•	any merger, consolidation, or other business combination involving the Issuer;
•	any transaction or series of related transactions involving a Change of Control (as defined in the Liberty Letter Agreement); and
•	any equity split, payment of distributions, or any similar recapitalization.

An advisory fee is payable to the Liberty Manager in exchange for advisory services to be provided to the Issuer by the Liberty Manager (whereby Liberty will cause the Liberty Manager to be reasonably available to advise the Issuer from time to time until the occurrence of a Cessation Event). The advisory fee payable for such services include:

•	2,500,000 warrants, each providing the right to purchase one (1) Class A Share of the Issuer at an exercise price of $10 per Class A Share (the “Liberty Advisory Fee Warrants”), which were issued on the Liberty Closing Date; and
•	for so long as a Cessation Event has not occurred, $1.25 million to be paid in cash on the eighteen (18) month anniversary of the Liberty Closing Date and on the last day (or, if not a business day, the immediately following business day) of each of the following five (5) successive three-month anniversaries of such 18-month anniversary (each, an “Advisory Fee Cash Payment”), representing aggregate Advisory Fee Cash Payments of up to $7,500,000. From and after a Cessation Event, no Advisory Fee Cash Payments shall be payable by the Issuer.

The Liberty Advisory Fee Warrants are exercisable as and from the one-year anniversary of, and will expire on the fifth anniversary of, the Liberty Closing Date (February 10, 2027). The Liberty Advisory Fee Warrants are subject to substantially the same terms as the Liberty Share Warrants (as set out in the Warrant Agreement attached as Exhibit 4 hereto) and, the registration rights as they apply to the Liberty Securities pursuant to the Liberty Subscription Agreement also apply to the shares underlying the Liberty Advisory Fee Warrants. For so long as Liberty or its permitted transferees hold Liberty Share Warrants or Liberty Advisory Fee Warrants, such warrants will not be redeemable by the Issuer.

For so long as Liberty or its permitted transferees hold Liberty Share Warrants or Liberty Advisory Fee Warrants, such warrants will not be redeemable by the Company.

The Issuer has reimbursed Liberty for all reasonable and documented out-of-pocket expenses incurred by it in connection with the transaction contemplated by the Liberty Letter Agreement and the Liberty Subscription Agreement, in the amount of $250,000.

In connection with the Liberty Letter Agreement, the Issuer amended its governing documents to, among other things, modify the voting rights of the holders of Class B Shares from ten votes per share to a number of votes per share such that, as of the Liberty Closing Date, the aggregate number of votes attributable to the Class B Shares is equal to the aggregate number of votes attributable to Class A Shares held by Liberty (subject to certain adjustments).

In connection with the Liberty Letter Agreement, the Issuer, Mr. Kargieman, Liberty and the Sponsor have also agreed to take action to further modify the rights of the holders of Class B Shares such that the number of votes attributable to each Class B Share after giving effect to any forfeitures of Class B Shares pursuant to Section 2.10 of the Merger Agreement shall equal (x) 20,000,000, divided by (y) (i) 13,662,658, minus (ii) the number of such forfeited Class B Shares (in no event shall such forfeited shares be more than 651,596 Class B Shares), but taking into account any adjustment that may have occurred theretofore pursuant to clause 7.2 of the Issuer’s Memorandum of Association. In the event that any Earnout Shares (as defined in the Merger Agreement) are issued to Mr. Kargieman pursuant to Section 2.11 of the Merger Agreement, the Issuer, Mr. Kargieman, Liberty and the Sponsor have agreed to take action to further modify the rights of the holders of Class B Shares such that the number of votes attributable to each class B Share shall be adjusted such that the number of votes attributable to each Class B Share is reduced in a manner that results in a vote per share as if a number of shares equal to such Earnout Shares had not been forfeited pursuant to Section 2.10 of the Merger Agreement.

CUSIP No. G7823S101	SCHEDULE 13D	Page 12 of 15

The foregoing descriptions of the Liberty Subscription Agreement, the Liberty Letter Agreement and the Warrant Agreement, do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibits 2, 3, and 4 hereto, respectively, and incorporated by reference into this Item 4.

General

The Reporting Persons have acquired the securities reported in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. As such, the Reporting Persons may, depending on the Issuer’s performance and other market conditions, increase or decrease their investment position. The Reporting Persons may, from time to time, make additional purchases of Class A Shares or other securities of the Issuer either in the open market or in privately negotiated transactions, depending upon their evaluation of the Issuer’s business, prospects, financial condition and results of operations, the market for the Class A Shares or other securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Class A Shares, Liberty Share Warrants and/or Liberty Advisory Fee Warrants, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Class A Shares. Any actions the Reporting Persons might undertake may be made at any time, and from time to time, without prior notice, and will be dependent upon their review of numerous factors, including but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Consistent with the Reporting Persons’ investment purposes and, in addition to their governance rights described above, they may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the Board and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the Board and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.

As of the date hereof, the Liberty Directors are Secretary Mnuchin and General Joseph F. Dunford, Jr. Secretary Mnuchin is the controlling member of STM Partners and General Dunford serves as a Senior Managing Director of Liberty Strategic Capital and as a member of the firm’s investment committee.

Item 5.	Interest in Securities of the Issuer.

See Item 4 and the cover page for each Reporting Person, which are incorporated by reference herein.

Reference to percentage ownership of the Class A Shares in this Schedule 13D are based on 77,030,992 Class A Shares outstanding as of February 10, 2022, as reported by the Issuer in its publicly filed F-1 registration statement dated February 14, 2022.

(a) and (b)

As of the date of this Schedule 13D, the Reporting Persons are deemed to beneficially own 40,000,000 Class A Shares (representing approximately 41.2% of the Class A Shares), comprising (i) 20,000,000 Class A Shares and (ii) 20,000,000 Class A Shares issuable upon exercise of the Liberty Share Warrants (which are exercisable as of and from the Liberty Closing Date), which are held directly by Liberty and may be deemed to be indirectly beneficially owned by the other Reporting Persons.

As of the date of this Schedule 13D, the Reporting Persons are also deemed to beneficially own 2,500,000 Liberty Advisory Fee Warrants, which are not exercisable by the Reporting Persons until the one-year anniversary of the Liberty Closing Date (February 10, 2023). When the Liberty Advisory Fee Warrants are exercisable, the Reporting Persons will be deemed to beneficially own an additional 2,500,000 Class A Shares (representing an additional 1.5% of the Class A Shares) issuable upon the exercise of such Liberty Advisory Fee Warrants.

CUSIP No. G7823S101	SCHEDULE 13D	Page 13 of 15

By virtue of the voting arrangement made pursuant to the Liberty Letter Agreement, the parties to such arrangement, including Liberty (and indirectly, the Reporting Persons), the Sponsor (and indirectly, its affiliates) and Mr. Kargieman, may be deemed to be a group for purposes of Rule 13d-3 under the Exchange Act. Such persons, collectively, may be deemed to beneficially own an aggregate of 67,972,344 Class A Shares (representing approximately 69.7% of the Class A Shares). The Reporting Persons disclaim beneficial ownership of any securities owned by such other parties. Only the Class A Shares that are deemed to be beneficially owned by the Reporting Persons are the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons, the Sponsor and Mr. Kargieman, see Item 4.

(c)       Except as described in this Schedule 13D, there have been no transactions in the Class A Shares effected by the Reporting Persons during the last 60 days.

(d)       Liberty 77 Fund USTE L.P., Liberty 77 Fund L.P., and Liberty 77 Fund International L.P. (the “Liberty Funds”) are the members of Liberty and, as such, have the right to receive dividends from, or the proceeds from the sale of, the securities that are reported in this Schedule 13D. Liberty 77 Capital GenPar L.P. is the general partner of each of the Liberty Funds, Liberty 77 Capital UGP L.L.C. is the general partner of Liberty 77 Capital GenPar L.P. and STM Partners LLC is the managing member of Liberty 77 Capital UGP L.L.C.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 4 and 5 above, and the agreements set forth on the Exhibits attached hereto, are incorporated herein by reference.

Except for the arrangements described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated February 22, 2022.

Exhibit 2: Subscription Agreement, dated as of January 18, 2022, by and among CF Acquisition Corp. V, Satellogic Inc., and Liberty Strategic Capital (SATL) Holdings, LLC (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed by Satellogic Inc. on January 18, 2022).

Exhibit 3: Amended and Restated Letter Agreement, dated as of February 10, 2022 by and among Satellogic Inc., Liberty Strategic Capital (SATL) Holdings, LLC and CFAC Holdings V, LLC (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed by Satellogic Inc. on February 14, 2022).

Exhibit 4: Warrant Agreement, dated January 28, 2021, by and between CF Acquisition Corp. V and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K filed by CF Acquisition Corp. V on February 3, 2021).

CUSIP No. G7823S101	SCHEDULE 13D	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2022

LIBERTY 77 CAPITAL L.P.

By:	Liberty 77 Capital Partners L.P., its general partner

By:	Liberty Capital L.L.C., its general partner

By:	STM Partners LLC, its manager

By:	/s/ Steven T. Mnuchin
Name:	Steven T. Mnuchin
Title:	Chief Executive Officer

LIBERTY STRATEGIC CAPITAL (SATL) HOLDINGS, LLC

By:	Liberty 77 Fund L.P., Liberty 77 Fund USTE L.P. and Liberty 77 Fund International L.P., its managing members

By:	Liberty 77 Capital GenPar L.P., their general partner

By:	Liberty 77 Capital UGP L.L.C., its general partner

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

LIBERTY 77 CAPITAL PARTNERS L.P.

By:	Liberty Capital L.L.C., its general partner

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

LIBERTY CAPITAL L.L.C.

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

CUSIP No. G7823S101	SCHEDULE 13D	Page 15 of 15

STM PARTNERS LLC

By:	/s/ Steven T. Mnuchin
Name:	Steven T. Mnuchin
Title:	Chief Executive Officer

/s/ Steven T. Mnuchin
STEVEN T. MNUCHIN

EXHIBIT 1

Agreement of Joint Filing

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to, and in accordance with, the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: February 22, 2022

LIBERTY 77 CAPITAL L.P.

By:	Liberty 77 Capital Partners L.P., its general partner

By:	Liberty Capital L.L.C., its general partner

By:	STM Partners LLC, its manager

By:	/s/ Steven T. Mnuchin
Name:	Steven T. Mnuchin
Title:	Chief Executive Officer

LIBERTY STRATEGIC CAPITAL (SATL) HOLDINGS, LLC

By:	Liberty 77 Fund L.P., Liberty 77 Fund USTE L.P. and Liberty 77 Fund International L.P., its managing members

By:	Liberty 77 Capital GenPar L.P., their general partner

By:	Liberty 77 Capital UGP L.L.C., its general partner

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

LIBERTY 77 CAPITAL PARTNERS L.P.

By:	Liberty Capital L.L.C., its general partner

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

LIBERTY CAPITAL L.L.C.

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

STM PARTNERS LLC

By:	/s/ Steven T. Mnuchin
Name:	Steven T. Mnuchin
Title:	Chief Executive Officer

/s/ Steven T. Mnuchin
STEVEN T. MNUCHIN